Exhibit 1
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FOR IMMEDIATE RELEASE                                               2 March 2009


                                 WPP plc ("WPP")
                            Voting rights and Capital


WPP confirms that its capital consists of 1,255,343,263 ordinary shares with voting rights.

The figure of 1,255,343,263 may be used by share owners as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change in their interest in WPP, under the FSA's Disclosure and Transparency Rules.


Contact:
Feona McEwan, WPP                                      T. +(0)20 7408 2204
www.wpp.com
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